FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release under the headings “About Tesco Stores Ltd.” and “About Fayrefield Foods” and on the websites at www.reducol.com, www.fayrefield.com and Tesco.com are not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

Form 51-102F3
Material Change Report

Item 1:

Name and Address of Company:

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T8

Item 2:

Date of Material Change

December 20, 2005

Item 3:

News Release

December 20, 2005

Item 4:

Summary of Material Change

Forbes Medi-Tech Inc. (the “Company”) announced the launch in the U.K. by Tesco Stores Ltd. of a new heart healthy range of products containing the Company’s cholesterol-lowering ingredient, Reducol™.

Item 5:

Full Description of Material Change

See attached press release. In combination with Tesco, the Company will announce further details about this new line of cholesterol-lowering products in the New Year as they become available on store shelves. Tesco is the U.K.’s largest retailer.  This U.K. launch of Tesco products containing Reducol™ is the first launch of Reducol™ - containing foods by a major retailer.

This business initiative with Tesco is the result of an agreement between Forbes Medi-Tech Inc. and Fayrefield Foods of Crewe, UK, which was announced in 2004.

Item 6:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:

Omitted Information

Not applicable.

Item 8:

Senior Officers

Name:

Charles Butt

Title:

President & Chief Executive Officer

Phone No.:

(604) 689-5899

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 20th day of December 2005.

FORBES MEDI-TECH INC.

Per:

“David Goold”

Chief Financial Officer

“A Life Sciences Company”

For Immediate Release:	December 11, 2005

Forbes Medi-Tech Launches Cholesterol-Lowering Ingredient Reducol™ in the UK

~Products Incorporating Reducol™ Destined for UK’s Largest Retailer, Tesco Stores Ltd.~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced Forbes’ cholesterol-lowering ingredient, Reducol™, has been launched in the UK. The initial products carrying Reducol™ will be sold through the UK’s largest retailer, Tesco Stores Ltd. (Tesco), under their own private label. In combination with Tesco, Forbes Medi-Tech will announce further details about this new line of cholesterol-lowering products early in the new year as they become available on store shelves.

At a joint press conference held in London today, several speakers discussed the importance of good cholesterol health and the launch of the New Heart Healthy range of products with Reducol™. Speakers included: Gwyneth Dunwoody, British Member of Parliament; Dr. Peter Jones, Department of Food Science & Human Nutritional Sciences, University of Manitoba; Dr Saul Myerson, Clinical Lecturer in Cardiovascular Medicine, Oxford University; and Jane Griffin, State Registered Dietitian and published author.

The press conference audio is available through a webcast posted on the Forbes Medi-Tech website – www.forbesmedi.com.

“Although Coronaries are the most frequent cause of death, very few people have any knowledge of what constitutes a health risk. Over 65% of those aged 45-54 do not know their cholesterol level,” said Gwyneth Dunwoody. “I am delighted to see that a collaboration between Forbes Medi-Tech and Tesco, to produce cholesterol-lowering functional food products is a genuine attempt to help consumers lower their cholesterol safely. The Government's initiatives to assist adult health are encouraging sensible diet and this is a positive development.”

“Tesco has committed to an innovative strategy to provide our customers with a heart healthy line of products from the Tesco private label brand”, said Sheila Gallagher, Tesco representative. “Tesco’s established presence as a trusted brand in the UK and Reducol™’s proven ability to lower cholesterol provide the basis for a comprehensive range of products with heart healthy benefits and excellent taste.”

“The Reducol™ launch in the UK is the culmination of growing demand for heart healthy products and strong strategic partnerships producing a cholesterol-lowering product mix that the public will soon be able to enjoy,” said Charles Butt, President and CEO of Forbes Medi-Tech. “Unlike other brands, Tesco will be able to launch a wide range of cholesterol-lowering food products under a single brand name.”

This business initiative with Tesco is the result of Forbes’ partnership with Fayrefield Foods of Crewe UK, established in December 2004.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%.

About Tesco Stores Ltd.

Tesco is the UK's largest retailer. Tesco has reached this position through its four-part strategy for growth:

1. Tesco focuses on a strong core UK business by offering customers excellent value, choice and convenience

2. Tesco aims to be as strong in non-food as it is in food

3. Tesco follows the customer into new areas of retailing services such as financial services (Tesco Personal Finance), internet shopping (Tesco.com) and telephony (Tesco telecom).

4. Tesco wants to be an international retailer with a long term strategy for growth.

The Tesco Group reported GBP$37.1 billion in sales for FY2005. It has 2,318 stores and employs 326,000 people in the 12 countries in which it operates. In Europe, outside the UK, it operates in Ireland, Hungary, Poland, Czech Republic, Slovakia and Turkey where it has 261 stores and 55,000 employees. In Asia it has 179 stores and 34,000 employees across its businesses in Thailand, S. Korea, Taiwan, Malaysia and Japan. It is the market leader in 6 of the countries it trades in. Wherever it operates it has one core purpose "Creating value for customers to earn their lifetime loyalty" and two values "No-one tries harder for customers"; "Treat people how we like to be treated" that directs how it operates.

About Fayrefield Foods

Fayrefield Foods specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America. Since it began in 1982 the company has established a reputation for innovation and quality, and now achieves sales in excess of 200 million pounds (approximately US$370 million) per year.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech has relied solely on Tesco and Fayrefield for the information about each of them provided in this News Release and the Company disclaims any liability with respect to such information.  This News Release contains forward-looking statements regarding products containing Reducol™, the incorporation of Reducol™ in future products and the future launch of such products, which statements can be identified by the use of forward-looking terminology such as “will be”, “will announce”, “to produce”, “to help”, “strategy”, “to provide”, “soon”, “vision”, “to develop”, or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the risk of early termination of the agreements with Fayrefield or Tesco; the Company’s reliance on both Fayrefield and Tesco for performance; uncertainty regarding the market for products containing Reducol™ and the risk that such products may not achieve market acceptance; product development risks; uncertainty whether further products containing Reducol™ will be launched in the new year  or at all; intellectual property risks; manufacturing risks and the Company’s dependency on its joint venture manufacturing partner, Chusei (U.S.A.) Inc.; raw material supply risk; product liability and insurance risks; the effect of competition; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; changes in business strategy or development plans; exchange rate fluctuations;  and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.